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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 SKOLNIKS, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   830798-401
                                 --------------
                                 (CUSIP Number)


       Louis F. Pignatelli, 102 East Ridge 30, Rock Falls, Illinois 61071
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

              March 16, 1998, July 22, 1998, and November 10, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 830798 40 1                                          PAGE 2 OF 7 PAGES
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Louis F. Pignatelli
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,691,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,691,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,691,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.8% (1)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

See Page 6 for footnotes.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP NO. 830798 40 1                                          PAGE 3 OF 7 PAGES
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

         Name of Issuer:  Skolniks, Inc.
                          7755 E. Gray Road, Suite 100
                          Scottsdale, Arizona  85260

         Equity Security: Common Stock

ITEM 2. IDENTITY AND BACKGROUND

         (a)      Name:   Louis F. Pignatelli

         (b)      Residence or business address:

                          102 East Route 30
                          Rock Falls, Illinois  61071

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                           Mr. Pignatelli is an attorney with:

                           Pignatelli & Liston, P.C.
                           102 East Route 30
                           Rock Falls, Illinois  61071

        (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors): NONE

        (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: NONE

        (f)       Citizenship. United States

---------------------                                          -----------------
CUSIP NO. 830798 40 1                                          PAGE 4 OF 7 PAGES
---------------------                                          -----------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person purchased the securities reported hereunder with personal funds as follows:

               SECURITIES                                PURCHASE PRICE
               ----------                                --------------

300,600 shares of Common Stock purchased                    $656,000
in open-market transaction

600 shares of Common Stock sold in an
open-market transaction                                     $  2,100

Warrants to purchase 50,000 shares of Common     The Warrants were issued in
Stock at an exercise price of $.50 per share     connection  with a $25,000 loan
                                                 to the Issuer.

Options to purchase 300,000 shares of Common     The Options were granted by the
Stock at an exercise price of $.375 per share    Issuer's Board of Directors for
                                                 no consideration.

25,000 shares of Common Stock purchased in a                $ 25,000
private placement in connection with a Plan of Reorganization in bankruptcy

Warrants to purchase 536,000 shares of Common    The Warrants were issued in
Stock at an exercise price of $.25 per share     connection  with a $134,000
                                                 loan to the Issuer.

Warrants to purchase 280,000 shares of Common    The Warrants were issued in
Stock at an exercise price of $.125 per share    connection  with a $35,000 loan
                                                 to the Issuer.

Warrants to purchase 200,000 shares of Common    The Warrants were issued in
Stock at an exercise price of $.10 per share     connection  with a $20,000 loan
                                                 to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Person's transactions in the Issuer's securities is for investment purposes.

---------------------                                          -----------------
CUSIP NO. 830798 40 1                                          PAGE 5 OF 7 PAGES
---------------------                                          -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person is 1,691,000 shares, which represents 15.8%(1) of the total Common Stock outstanding. This number includes an aggregate of (i) 300,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof, and (ii) 1,066,000 shares of Common Stock issuable upon exercise of currently exercisable warrants.

         (b) The reporting person has sole voting and dispositive power over the 1,691,000 shares of Common Stock beneficially owned. This number includes (i) options exercisable within 60 days of the date hereof to acquire an aggregate of 300,000 shares of Common Stock, and (ii) 1,066,000 shares of Common Stock issuable upon exercise of currently exercisable warrants.

         (c) The reporting person effected the following transactions within 60 days of March 16, 1998, July 22, 1998, or November 10, 1998:

     DATE            TYPE OF TRANSACTION       NUMBER OF SHARES  PRICE PER SHARE
     ----            -------------------       ----------------  ---------------

March 16, 1998  Warrants issued in connection       160,000           $.125
                 with a loan to the Issuer in
                the amount of $20,000, at the
                 rate of Warrants to purchase
                 eight shares of Common Stock
                   for each dollar of loan

April 20, 1998  Warrants issued in connection       120,000           $.125
                 with a loan to the Issuer in
                the amount of $15,000, at the
                 rate of Warrants to purchase
                 eight shares of Common Stock
                   for each dollar of loan

July 22, 1998   Warrants issued in connection       200,000           $.100
                 with a loan to the Issuer in
                the amount of $20,000, at the
                 rate of Warrants to purchase
                  ten shares of Common Stock
                   for each dollar of loan

The transactions described above were effected through private transactions with the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

---------------------                                          -----------------
CUSIP NO. 830798 40 1                                          PAGE 6 OF 7 PAGES
---------------------                                          -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.




FOOTNOTES:
----------

(1) The calculation of the percent of ownership is based upon 9,328,176 shares of Common Stock outstanding at July 31, 1998.

---------------------                                          -----------------
CUSIP NO. 830798 40 1                                          PAGE 7 OF 7 PAGES
---------------------                                          -----------------

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 18, 1999                  /s/ Louis F. Pignatelli
                                        ---------------------------
                                            Louis F. Pignatelli

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)